UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number 000-51138

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2024 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 9, 2024 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
FIRST QUARTER 2024 HIGHLIGHTS

•Total revenues were KRW 119,779 million (US$ 88,917 thousand), representing a 17.7% decrease from the fourth quarter ended December 31, 2023 (“QoQ”) and a 27.4% decrease from the first quarter ended March 31, 2023 (“YoY”).

•Operating profit was KRW 26,869 million (US$ 19,946 thousand), representing an 1.7% increase QoQ and a 38% decrease YoY.

•Profit before income tax expenses was KRW 32,498 million (US$ 24,125 thousand), representing a 24.2% increase QoQ and a 29.7% decrease YoY.

•Net profit attributable to parent company was KRW 26,866 million (US$ 19,944 thousand), representing a 24.5% increase QoQ and a 26.3% decrease YoY.

REVIEW OF FIRST QUARTER 2024 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2024 were KRW 18,065 million (US$ 13,410 thousand), representing a 24.7% decrease QoQ from KRW 23,980 million and a 20.4% decrease YoY from KRW 22,696 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Thailand and Taiwan. Such decrease was partially offset by increased revenue from Ragnarok Online in Japan. The decrease YoY was largely due to decreased revenues from Ragnarok Online in Thailand and Taiwan.

Mobile game revenues were KRW 98,548 million (US$ 73,157 thousand) for the first quarter of 2024, representing a 15.4% decrease QoQ from KRW 116,456 million and a 29.1% decrease YoY from KRW 138,994 million. The decrease QoQ resulted primarily decreased revenues from Ragnarok Origin in Southeast Asia. Such decrease was partially offset by increased revenues from Ragnarok Origin in North, Central and South America which was launched on February 28, 2024, and Ragnarok Idle Adventure in Thailand which was launched on January 18, 2024. The decrease YoY was due to decreased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. This decrease was partially offset by increased revenues from Ragnarok Origin in Southeast Asia and North, Central and South America.

Other revenues were KRW 3,166 million (US$ 2,350 thousand) for the first quarter of 2024, representing a 37.8% decrease QoQ from KRW 5,094 million and a 2.8% decrease YoY from KRW 3,257 million.

Cost of Revenue

Cost of revenue was KRW 73,628 million (US$ 54,657 thousand) for the first quarter of 2024, representing a 21.1% decrease QoQ from KRW 93,330 million and a 30.2% decrease YoY from KRW 105,485 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia. The decrease YoY was primarily due to decreased commission paid for mobile game services related to Ragnarok Origin in Taiwan, Hong Kong and Macau, and Ragnarok X: Next Generation in Korea.

Operating Expenses

Operating expenses were KRW 19,282 million (US$ 14,314 thousand) for the first quarter of 2024, representing a 25.2% decrease QoQ from KRW 25,769 million and a 19.4% increase YoY from KRW 16,144 million. The decrease QoQ was mainly due to decreased commission paid for payment gateway fees for Ragnarok Online in Thailand and Taiwan, impairment loss on intangible assets, and advertising expenses for Ragnarok Begins in Korea and G-STAR 2023. The increase YoY was mainly due to increased advertising expenses for Ragnarok Idle Adventure in Thailand.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 32,498 million (US$ 24,125 thousand) for the first quarter of 2024 compared with profit before income tax expense of KRW 26,168 million for the fourth quarter of 2023 and profit before income tax expenses of KRW 46,226 million for the first quarter of 2023.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 26,866 million (US$ 19,944 thousand) for the first quarter of 2024 compared with net profit attributable to parent company of KRW 21,576 million for the fourth quarter of 2023 and a net profit attributable to parent company of KRW 36,466 million for the first quarter of 2023.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 484,526 million (US$ 359,686 thousand) as of March 31, 2024.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,347.08 to US$ 1.00, the noon buying rate in effect on March 29, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Online, an MMORPG PC game

Ragnarok Online aims to be officially launched in China in the first half of 2024 as it received an International Standard Book Number ("ISBN") code from the Chinese government in February 2024, followed by Ragnarok Origin and Ragnarok X: Next Generation in August 2023 and December 2023, respectively.

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin was launched in China on March 26, 2024 and North, Central, and South America in February 28, 2024.

•Ragnarok X: Next Generation, an MMORPG mobile game

Ragnarok X: Next Generation aims to be launched in China in the second half of 2024, with preparations underway for its launch in Japan.

•Ragnarok: Rebirth, an MMORPG mobile game

Ragnarok: Rebirth aims to be launched in Southeast Asia in June 2024.

•Ragnarok: Novice Hearts (tentative title), an MMORPG mobile game

Ragnarok: Novice Hearts (tentative title) aims to be launched in Taiwan, Hong Kong and Macau in June 2024.

•Other Ragnarok Online IP-based games

Ragnarok Monster's Marble, a 3D Casual Board Game, is scheduled to be launched in 2024.

Ragnarok in Wonderland, a Casual Healing Tycoon mobile game, is scheduled to be launched in Korea in the second half of 2024.

Ragnarok Landverse, an MMORPG Blockchain PC game based on P2E systems, is aiming to be launched in Thailand in June 2024.

Ragnarok Monster World, a Real-Time Strategy Blockchain PC (Window Client) and mobile game, is scheduled to be launched in Thailand in the second half of 2024.

Other IP-based games

•Generation Zombie, a Turn-based Survival Horror Card mobile game

Generation Zombie was launched in Global on March 13, 2024. The game is published by Gravity Interactive, Inc., Gravity's wholly-owned subsidiary in the US.

•TOKYO PSYCHODEMIC, a 2D Cinematic Profiling Adventure PC and console game

TOKYO PSYCHODEMIC will launch in Japan on May 30, 2024. The game is developed by Gravity Game Arise Co., Ltd. ("GGA"), Gravity's wholly-owned subsidiary in Japan, and will be published in Japan by GGA. And Gravity will publish the game in the rest of the global regions excluding Japan in the second half of 2024.

Expansion of Ragnarok IP-business

Ragnarok Golf Monsters is an indoor-screen golf brand based on the Ragnarok monster characters. Gravity Communications Co., Ltd. is aiming to launch the first facility of Ragnarok Golf Monsters in Taipei, Taiwan in 2024.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the first quarter in 2024 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2023 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Shin Choi
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

# # #

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-23		31-Mar-24
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	184,082	136,653	164,271	121,946
Short-term financial instruments	277,215	205,790	320,255	237,740
Accounts receivable, net	71,213	52,865	64,138	47,613
Other receivables, net	3,637	2,700	3,960	2,940
Prepaid expenses	2,994	2,223	3,085	2,290
Other current financial assets	4,439	3,295	5,440	4,038
Other current assets	3,319	2,464	4,569	3,392
Total current assets	546,899	405,990	565,718	419,959
Property and equipment, net	10,151	7,536	8,865	6,581
Intangible assets, net	6,370	4,729	6,164	4,576
Deferred tax assets	5,952	4,418	5,759	4,275
Other non-current financial assets	1,824	1,354	1,736	1,289
Other non-current assets	6,985	5,185	7,999	5,938
Total assets	578,181	429,212	596,241	442,618
Liabilities and Equity
Current liabilities:
Accounts payable	61,778	45,861	53,904	40,015
Deferred revenue	18,093	13,431	16,665	12,371
Withholdings	3,072	2,280	2,849	2,115
Accrued expense	2,313	1,717	1,811	1,344
Income tax payable	16,927	12,566	16,897	12,543
Other current liabilities	4,251	3,156	3,783	2,810
Total current liabilities	106,434	79,011	95,909	71,198
Long-term account payables	677	503	678	503
Long-term deferred revenue	1,785	1,325	1,764	1,309
Other non-current liabilities	3,175	2,358	2,659	1,974
Deferred tax liabilities	2,382	1,768	2,382	1,769
Total liabilities	114,453	84,965	103,392	76,753
Share capital	3,474	2,579	3,474	2,579
Capital surplus	27,098	20,116	27,085	20,106
Other components of equity	4,016	2,981	6,261	4,647
Retained earnings	428,499	318,095	455,365	338,039
Equity attributable to owners of the Parent Company	463,087	343,771	492,185	365,371
Non-controlling interest	641	476	664	494
Total equity	463,728	344,247	492,849	365,865
Total liabilities and equity	578,181	429,212	596,241	442,618

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,347.08 to US$ 1.00, the noon buying rate in effect on March 29, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-23		31-Mar-23		31-Mar-24
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	23,980	17,801	22,696	16,848	18,065	13,410
Mobile games	116,456	86,451	138,994	103,182	98,548	73,157
Other revenue	5,094	3,782	3,257	2,418	3,166	2,350
Total net revenue	145,530	108,034	164,947	122,448	119,779	88,917
Cost of revenue	93,330	69,283	105,485	78,306	73,628	54,657
Gross profit	52,200	38,751	59,462	44,142	46,151	34,260
Operating expenses:
Selling, general and administrative expenses	20,576	15,275	13,271	9,852	15,747	11,690
Research and development	3,748	2,782	2,922	2,169	3,601	2,673
Others, net	1,445	1,073	(49)	(36)	(66)	(49)
Total operating expenses	25,769	19,130	16,144	11,985	19,282	14,314
Operating profit	26,431	19,621	43,318	32,157	26,869	19,946
Finance income(costs):
Finance income	6,534	4,850	5,461	4,054	6,297	4,675
Finance costs	(6,797)	(5,046)	(2,553)	(1,895)	(668)	(496)
Profit before income tax	26,168	19,425	46,226	34,316	32,498	24,125
Income tax expense	4,625	3,433	9,799	7,274	5,615	4,168
Profit for the year	21,543	15,992	36,427	27,042	26,883	19,957
Profit attributable to:
Non-controlling interest	(33)	(24)	(39)	(29)	17	13
Owners of Parent company	21,576	16,016	36,466	27,071	26,866	19,944
Earning per share
- Basic and diluted	3,105	2.30	5,248	3.90	3,866	2.87
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	3,105	2.30	5,248	3.90	3,866	2.87

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,347.08 to US$1.00, the noon buying rate in effect on March 29, 2024 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: May 9, 2024